Exhibit 99.1

Bragg Gaming Group Announces Strategic Restructuring to Reduce Cost Structure and Improve Operating Performance

●	Structural cost changes designed to secure a resilient financial foundation for 2026 and beyond

●	The core of Bragg's strategic overhaul centers on an ambitious AI transformation plan, targeting an AI-First company by 2027

●	Preparing for further regulation and consolidation in several global markets and capitalizing on opportunities related to the emergence of Prediction Markets and Historical Racing operators, among others

Toronto, January 8, 2026 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or the “Company”), a leading iGaming content and technology provider, today announced a strategic restructuring, including staff reductions, designed to realign the organization and thereby improve its overall cost structure, drive its EBITDA growth, and shorten the time required for it to achieve sustained net profitability.

Following the restructuring, Bragg will reduce approximately 12% of its global workforce. The Company expects to incur restructuring costs related to this action of approximately EUR 1.0 million associated with personnel-related termination costs in the first quarter of 2026, and it anticipates annualized cash savings from its staff reductions and other restructuring efforts to be approximately EUR 4.5 million.

Bragg noted this amount does not include the expected positive impact of its recently announced initiative to utilize artificial intelligence (“AI”) to drive cost efficiencies and improve operational excellence. The core of Bragg's strategic overhaul centers on an ambitious AI transformation plan, targeting an AI-First company by 2027. The plan is underpinned by clear 2027 targets, including ensuring an AI-Enhanced Product becomes standard in over 90% of all launches and having more than three-quarters of Bragg's operational workflows impacted by AI.

"We believe that we are in the enviable position of having great technologies, assets, people, and future prospects,” said Matevz Mazij, Chief Executive Officer at Bragg. ”Nevertheless, given the increasingly complex regulatory compliance requirements, recent tax headwinds across key regions, emerging market opportunities, consolidation in the market and our increased focus on short-term profitability, we needed to take this step now of restructuring the Company’s staffing. After securing key hires in 2024 and 2025, we believe aggressive operating expense reductions and organizational realignment are the final steps to maintain our cash runway, drive EBITDA growth and achieve cash profitability. Our strategic restructuring is designed to capitalize on our strong foundation and position us extremely well for organic growth and concurrent market consolidation opportunities. We also believe that the Company is currently undervalued by the market and that improving our cash profitability will help address this issue while also making us stronger in meeting consolidation opportunities as they arise.”

The Company plans to provide further insight into its new operating model and 2026 strategic initiatives when it announces preliminary unaudited results for the year ended December 31, 2025.

Cautionary Statement Regarding Forward-Looking Information

This news release contains forward-looking statements or “forward-looking information” within the meaning of applicable securities laws in Canada and the United States (“forward-looking statements”), including, without limitation, statements regarding the plans, objectives and expectations of management with respect to the Company, including the Company’s anticipated cost savings from its strategic restructuring, its ability to drive EBITDA growth, its ability to achieve sustained profitability, its evaluation of consolidation opportunities, the structure of any potential transaction(s), and the Company’s expected plans during the evaluation process. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing readers to get a better understanding of the Company’s anticipated financial position, results of operations, and operating environment. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or describes a “goal”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

The purpose of disclosing such forward-looking information is to provide investors with more information concerning the financial results that the Company currently believes are achievable based on the assumptions below. Readers are cautioned that the information may not be appropriate for other purposes. While these targets are based on underlying assumptions that management believes are reasonable in the circumstances, readers are cautioned that actual results may vary materially from those described above.

All forward-looking statements contained in this news release reflect the Company’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. All of the Company’s forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although the Company believes that these assumptions are reasonable, this list is not exhaustive of factors that may affect any of the forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the regulatory regime governing the business of the Company; the operations of the Company; the products and services of the Company; the Company’s customers; the growth of the Company’s business, meeting minimum listing requirements of the stock exchanges on which the Company’s shares trade; the integration of technology; and the anticipated size and/or revenue associated with the gaming market globally. Forward-looking statements involve known and unknown risks, future events, conditions, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, prediction, projection, forecast, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the following: risks related to the Company’s business and financial position; that the Company may not be able to execute on partnership agreements; risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the inability to access sufficient capital from internal and external sources; the inability to access sufficient capital on favorable terms; realization of growth estimates, income tax and regulatory matters; the ability of the Company to implement its business strategies; competition; economic and financial conditions, including volatility in interest and exchange rates, equity prices; changes in customer demand; disruptions to our technology network including computer systems and software; natural events such as severe weather, fires, floods and earthquakes; risks related to health pandemics and the outbreak of communicable diseases and other factors described under “Risk Factors” in the Company’s annual information form and the current interim and annual management’s discussion and analysis. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is an iGaming content and platform technology solutions provider serving online and land-based gaming operators with its proprietary and exclusive content, and cutting-edge player account management (“PAM”) technology. Bragg Studios offer high-performing and passionately crafted casino game titles using the latest in data-driven insights from in-house brands including Wild Streak Gaming, Atomic Slot Lab and Indigo Magic. Its proprietary content portfolio is complemented by a selection of exclusive titles from carefully selected studio partners under the Powered By Bragg program. Games built on Bragg’s remote games server (“RGS”) technology are distributed via the Bragg HUB content delivery platform and are available exclusively to Bragg customers. Bragg’s powerful, modular PAM technology powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed, operational, and marketing services. Content delivered via the Bragg HUB either exclusively or from the Bragg aggregated games portfolio is managed from a single back-office which is supported by a cutting-edge data platform, and Bragg’s award-winning Fuze™ player engagement toolset. Bragg is licensed, certified, or otherwise approved and operational in over 30 regulated iCasino markets globally, including in the U.S., Canada, LatAm and Europe.

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